Exhibit 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F and the incorporation by reference in the Registration Statements on Form S-8 (No. 333-162139), Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-120383), Form F-10/A (No. 333-124641), Form F-10/A (No. 333-148960), Form F-10/A (No 333-152153), Form F-10/A (No. 333-152459), Form F-10/A (No. 333-157617), and Form F-10/A (No. 333-169536) of InterOil Corporation of our report dated March 16, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is Exhibit 2 to this Form 40-F.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Sydney, Australia
March 16, 2012